EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate report - execution of assessment agreement

Further to that stated in the Company’s immediate report of December 26, 2016, as well in Note 6.6.3 to the Company's financial statements as at December 31, 2016, and in Note 5 to the Company's financial statements as at September 30, 2017, regarding a best judgment assessment for 2011 and assessment hearings for 2012-2014, in which the same topics that were included in the assessment for 2011 were discussed, the Company provides notification that on December 26, 2017, a final assessment agreement for 2011-2014 was signed between the Company and the Assessing Officer for Large Enterprises, which settles all the disputes arising between the parties, including regarding the non-recognition of financing expenses and timing differences in depreciation expenses. The net tax liability that was added as a result of the assessment agreement is approximately NIS 70 million, for which a full provision is included in the Company’s financial statements as at September 30, 2017. The assessment agreement finally and exhaustively settles the claims of the Assessing Officer including in connection with 2015 onwards, with respect to the allocation of financing expenses to the capital reduction performed by the Company in the years 2011-2013, as well as the allocation of financing expenses to the Company's income from an inter-company dividend received or to be received from the subsidiaries from 2015 onwards, with respect to the investment amounts appearing in the Company's financial statements as of the end of 2014 (with respect to the subsidiary, D.B.S Satellite Services (1998) Ltd. - until September 27, 2016).

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.